                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[x]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended December 31, 1997

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

                         Commission file number 0-21800

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Norwood Promotional Products, Inc.
                 Employees 401(k) Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Norwood Promotional Products, Inc.
               106 E. Sixth Street, Suite 300
               Austin, Texas  78701

Financial Statements and Exhibits

(A)    Financial Statements:

       Norwood Promotional Products, Inc.
       Employees 401(k) Plan
             Audited Financial Statements
                     Report of Independent Accountants
                     Statements of Net Assets Available for Benefits
                     Statements of Changes in Net Assets Available for Benefits Notes to Financial Statements
             Supplemental Schedules
                     Schedule of Assets Held for Investment Purposes
                     Schedule of Loans or Fixed Income Obligations
                     Schedule of Reportable Transactions

(B)    Exhibits:

       23.1  Consent of Akin, Doherty, Klein & Feuge, P.C.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996



                                                                            Page
                                                                            ----
AUDITED FINANCIAL STATEMENTS

Report of Independent Accountants                                             1
Statements of Net Assets Available for Benefits                               2
Statements of Changes in Net Assets Available for Benefits                    3
Notes to Financial Statements                                                 4


SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes                               11
Schedule of Loans or Fixed Income Obligations                                 12
Schedule of Reportable Transactions                                           13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To The Retirement Plan Committee
Norwood Promotional Products, Inc. Employees 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Norwood Promotional Products, Inc. Employees 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Norwood Promotional Products, Inc. Employees 401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes, (2) loans or fixed income obligations, and (3) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


-------------------------------------------
Akin, Doherty, Klein & Feuge, P.C.
San Antonio, Texas
June 23, 1998

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996


                                                             1997             1996
                                                          ----------       ----------
Investments, at fair value:
    AIM Limited Maturity Treasury Fund                    $  326,852       $  284,581
    PIMCO Low Duration Bond Fund                             465,103          402,094
    Dodge & Cox Balanced Fund                              1,237,322          910,650
    AIM Aggressive Growth Fund                             1,202,218          944,395
    Norwood Promotional Products, Inc. common stock          124,592           86,140
    Participant loans                                         96,702           46,046
    Cash equivalents                                          78,115            8,377
                                                          ----------       ----------
                                                           3,530,904        2,682,283

Contributions receivable:
    Employee                                                  66,249           55,893
    Employer                                                   7,041            5,767
                                                          ----------       ----------
                                                              73,290           61,660
                                                          ----------       ----------

    Total assets                                           3,604,194        2,743,943
                                                          ----------       ----------

    Net assets available for benefits                     $3,604,194       $2,743,943
                                                          ==========       ==========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                        1997            1996
                                                                    ------------     ------------
ADDITIONS
         Employee contributions                                     $  780,485       $   751,868
         Employer contributions                                        123,223            95,959
         Employee contribution rollovers                               135,322           114,720
         ArtMold Products Corporation -
           transfer of plan assets                                                       903,939
         Investment income                                             192,944           104,718
         Net gain on sale of investments                                40,249           215,155
         Other transfers                                                    56
                                                                   -----------       -----------
                           Total additions                           1,272,279         2,186,359


DEDUCTIONS
         Benefit payments                                              573,010           179,646
                                                                   -----------       -----------
                           Total deductions                            573,010           179,646

Net unrealized appreciation (depreciation)
  in aggregate fair value of investments                               160,982          (129,246)
                                                                   -----------       -----------

           NET INCREASES                                               860,251         1,877,467

Net assets available for benefits at beginning of year               2,743,943           866,476
                                                                   -----------       -----------

           NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR        $ 3,604,194       $ 2,743,943
                                                                   ===========       ===========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accounting records of the Norwood Promotional Products, Inc. Employees 401(k) Plan (the "Plan") are maintained on the accrual basis.

Investments: Investments are stated at aggregate fair value with the net unrealized appreciation (depreciation) in fair value reflected in the statement of changes in net assets available for plan benefits. Mutual fund investments are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans and cash equivalents are valued at cost which approximates fair value.

Plan Amendments: The last significant amendment to the Plan was effective January 1, 1996, and allowed certain companies acquired by Norwood Promotional Products, Inc. to join the Plan.


NOTE B - DESCRIPTION OF THE PLAN

The following description of the Norwood Promotional Products, Inc. Employees 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established and became effective on January 1, 1994. The Plan Sponsor is Norwood Promotional Products, Inc. (Norwood or Plan Sponsor). Wholly-owned subsidiaries adopting the Plan in 1994 included Radio Cap Company, Inc. and Barlow Promotional Products, Inc. Effective January 1, 1996, ArtMold Products Corporation, Air-Tex Manufacturing Corporation and BTS Group joined the Plan. Effective January 23, 1996, Tee Off Enterprises, Inc. joined the Plan, and effective April 1, 1996, Alpha Products, Inc. joined the Plan.

The Plan is a defined contribution 401(k) plan and covers substantially all employees of covered companies who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan are to be distributed to participants in accordance with priorities established in the Plan.

Contributions: Each year, participants may contribute up to 15% of their pretax annual compensation, subject to certain limitations and as defined in the Plan. Participants may also contribute amounts representing distributions ("rollovers") from other qualified defined benefit or contribution plans. The Plan Sponsor also may contribute a matching contribution determined by the Board of Directors and allocated based on each of the participant's contributions.

Participant Accounts: Each participant's account is credited with their contribution and allocations of a) the Plan Sponsor contributions and b) Plan earnings. Allocations are based on the participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are one hundred percent (100%) vested at all times in their voluntary contributions. A participant's interest in the contributions the employer makes to the Plan becomes 100% vested upon attaining the Plan's normal retirement age or if employment is terminated due to death or disability. If employment is terminated prior to normal retirement age for any reason other than death or disability, then the employee's interest in employer contributions becomes vested in accordance with specific vesting schedules based on years of service, with 100% vesting being reached after five years of service.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996



NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options: Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in any of the five following investment options:

             AIM Limited Maturity Treasury Fund
             PIMCO Low Duration Bond Fund
             Dodge & Cox Balanced Fund
             AIM Aggressive Growth Fund
             Norwood Promotional Products, Inc. common stock

Participants may change their investment options daily, and participants may borrow from their fund accounts a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Interest rates charged are established by the Retirement Plan Committee. Principal and interest is repaid through payroll deductions.

Payment of Benefits: On termination of service, a participant's vested account balance is distributed in a lump sum payment or in installment payments subject to certain limitations which are defined in the Plan agreement. The unvested amount is forfeited and used to reduce the Sponsor's future contributions. Hardship withdrawals are available to the participants upon approval by the Retirement Plan Committee. At December 31, 1997, the vested portion of terminated participants' accounts that had elected to withdraw from the Plan, but had not been paid, was approximately $66,400.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


NOTE C - TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain administrative fees for 1997 and 1996 have been provided for or paid for by the Plan Sponsor. These fees were based upon customary and reasonable rates for such services.


NOTE D - INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service recognizing it as an exempt organization for federal tax purposes under
Section 401(k) of the Code.


NOTE E - EXCESS DEFERRALS

The Plan annually must meet certain requirements of ERISA which deal with nondiscrimination rules and regulations. The two primary tests are the Average Deferral Percentage (ADP) and Average Contribution Percentage (ACP) tests. As a result of these tests, the Plan was required to distribute excess deferrals made by certain highly compensated employees of $0 and $7,497 for the years ended December 31, 1997 and 1996, respectively. The excess deferrals were refunded to the respective participants, as required by ERISA and the Internal Revenue Service, by March 15 of the succeeding year. The excess deferrals are netted against employee contributions in the year of refund.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

NOTE F - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund in certain investment funds selected by the Plan Sponsor. Individual investments in excess of 5% of the fair value of net assets available for benefits are as follows at December 31:


      Description of Investments            1997            1996
----------------------------------       ----------       --------
AIM Limited Maturity Treasury Fund       $  326,852       $284,581
PIMCO Low Duration Bond Fund                465,103        402,094
Dodge & Cox Balanced Fund                 1,237,322        910,650
AIM Aggressive Growth Fund                1,202,218        944,395

The Plan's investments, including investments bought, sold, as well as held during the year, appreciated (depreciated) in fair value as follows:


                                                                Net
                                                            Appreciation     Fair Value at
                                                           (Depreciation)     End of Year
                                                           --------------    -------------
Year Ended December 31, 1997
  Fair value as determined by quoted
     market price -
       AIM Limited Maturity Treasury Fund                    $   1,314        $  326,852
       PIMCO Low Duration Bond Fund                              5,333           465,103
       Dodge & Cox Balanced Fund                                90,473         1,237,322
       AIM Aggressive Growth Fund                               74,034         1,202,218
       Norwood Promotional Products, Inc. common stock         (10,172)          124,592

  Estimated fair value -
       Participant loans                                          --              96,702
       Cash equivalents                                           --              78,115
                                                             ---------        ----------

         Total investments                                   $ 160,982        $3,530,904
                                                             =========        ==========


Year Ended December 31, 1996
  Fair value as determined by quoted
     market price -
       AIM Limited Maturity Treasury Fund                    $   1,547        $  284,581
       PIMCO Low Duration Bond Fund                              6,573           402,094
       Dodge & Cox Balanced Fund                                32,827           910,650
       AIM Aggressive Growth Fund                             (170,312)          944,395
       Norwood Promotional Products, Inc. common stock             119            86,140

  Estimated fair value -
       Participant loans                                          --              46,046
       Cash equivalents                                           --               8,377
                                                             ---------        ----------

         Total investments                                   $(129,246)       $2,682,283
                                                             =========        ==========

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

NOTE F - INVESTMENTS (CONTINUED)

The following schedule details the net assets available for benefits for the year ended December 31, 1997:


                                AIM
                              Limited     PIMCO      Dodge &       AIM
                             Maturity  Low Duration    Cox      Aggressive    Norwood                Cash      Contri-
                             Treasury     Bond      Balanced      Growth       Common  Participant  Equiva-    butions
                               Fund       Fund        Fund         Fund        Stock      Loans      lents    Receivable   Total
                             ---------  ---------  -----------  -----------  ---------  ---------  ---------  ---------  ----------
Net assets available for
  benefits January 1, 1997   $ 284,581  $ 402,094  $   910,650  $   944,395  $  86,140  $  46,046  $   8,377  $  61,660  $2,743,943

 Employee contributions         80,629     75,272      213,609      288,792     (1,157)              112,984     10,356     780,485
 Employer contributions         14,371     13,399       33,223       40,034       (143)               21,065      1,274     123,223
 Employee contribution
   rollovers                     8,799     20,861       41,964       45,010                           18,688                135,322
 Investment income              18,260     28,866       98,135       46,919         16                   748                192,944
 Net gain (loss) on sale           109        855       33,912       14,834     (9,461)                                      40,249
 Benefit payments              (76,435)   (59,107)    (219,738)    (189,807)   (24,869)    (3,046)        (8)              (573,010)
 Unrealized appreciation
   (depreciation)                1,314      5,333       90,473       74,034    (10,172)                                     160,982
 Other transfers, net           (4,776)   (22,470)      35,094      (61,993)    84,238     53,702    (83,739)                    56
                             ---------  ---------  -----------  -----------  ---------  ---------  ---------  ---------  ----------

Net assets available for
  benefits December 31, 1997 $ 326,852  $ 465,103  $ 1,237,322  $ 1,202,218  $ 124,592  $  96,702  $  78,115  $  73,290  $3,604,194
                             =========  =========  ===========  ===========  =========  =========  =========  =========  ==========

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

NOTE F - INVESTMENTS (CONTINUED)

The following schedule details the net assets available for benefits for the year ended December 31, 1996:


                            AIM      PIMCO
                          Limited     Low                  Dodge      AIM
                          Maturity  Duration  Fidelity     & Cox   Aggressive Norwood   Parti-      Cash    Contri-
                          Treasury    Bond    Balanced    Balanced   Growth   Common    cipant     Equiva-  butions
                            Fund      Fund      Fund       Fund       Fund     Stock     Loans      lents  Receivable   Total
                          --------  --------  ---------  ---------  --------  -------  ---------  --------  -------  ----------
Net assets available for
  benefits at January 1,
  1996                    $ 49,887  $ 51,550  $ 247,893  $          $440,046  $        $   7,477  $ 32,096  $37,527  $  866,476

 Employee contributions     75,785    71,340     22,717    203,132   312,804   16,314               28,192   21,584     751,868
 Employer contributions     12,403    12,074      1,826     26,906    33,993    2,462                3,052    3,243      95,959
 Employee contribution
   rollovers                32,779    13,947                29,585    32,791                         5,618              114,720
 ArtMold transfer of
   plan assets             207,855   238,766               323,353   102,361   31,604                                   903,939
 Investment income           9,919    14,777                30,933    48,624       37                1,122     (694)    104,718
 Net gain (loss) on sale       190      (305)       183     30,207   192,087   (7,207)                                  215,155
 Benefit payments          (80,132)   (5,631)              (30,849)  (57,171)  (6,592)                 729             (179,646)
 Unrealized appreciation
   (depreciation)            1,547     6,573                32,827  (170,312)     119                                  (129,246)
 Other transfers, net      (25,652)     (997)  (272,619)   264,556     9,172   49,403     38,569   (62,432)
                          --------  --------  ---------  ---------  --------  -------  ---------  --------  -------  ----------

Net assets available for
  benefits December 31,
  1996                    $284,581  $402,094  $   -0-    $ 910,650  $944,395  $86,140  $  46,046  $  8,377  $61,660  $2,743,943
                          ========  ========  =========  =========  ========  =======  =========  ========  =======  ==========

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 at December 31:


                                                                         1997               1996
                                                                     -----------        -----------
Net assets available for benefits per the financial statements       $ 3,604,194        $ 2,743,943
Accrual of contributions not received by Plan at year end                (73,290)           (61,660)
Contributions received by Plan but not allocated                         (70,792)              --
                                                                     -----------        -----------

       Net assets available for benefits per the Form 5500           $ 3,460,112        $ 2,682,283
                                                                     ===========        ===========


NOTE H - TRANSFER OF PLAN ASSETS

Effective January 1, 1996, $903,939 of net plan assets of the ArtMold Products Corporation 401(k) Plan were transferred to the Plan.


NOTE I - SUBSEQUENT EVENT

Subsequent to year end, the Plan's Sponsor, Norwood Promotional Products, Inc. announced its Board of Directors had approved a merger agreement, with the results being that each share of its common stock would be converted into the right to receive $20.70 per share in cash (an increase of $4.95 from the December 31, 1997 stock value of $15.75 per share). The Company expects the merger to be consummated in 1998. Participants will be able to invest the cash received for common stock into any of the other investment options allowed by the Plan.

                             SUPPLEMENTAL SCHEDULES

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
FORM 5500 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EIN 74-2553074        PLAN NUMBER 001
DECEMBER 31, 1997


   (a)                      (b)                                      (c)                            (d)                  (e)
                                                      Description of Investment Including
                Identity of Issue, Borrower           Maturity Date, Rate of Interest,                                 Current
                  Lessor or Similar Party             Collateral, Par or Maturity Value             Cost                Value
---------       ---------------------------           -----------------------------------           ----               -------
                AIM Limited Maturity                  Mutual fund investing in                $   324,802         $   326,852
                   Treasury Fund                      U.S. Treasury and similar
                                                      securities with maturities
                                                      ranging from 12 to 24 months.

                PIMCO Low Duration Bond               Mutual fund investing in                    455,660             465,103
                  Fund                                fixed income securities with
                                                      a portfolio duration of
                                                      1 to 3 years

                Dodge & Cox                           Mutual fund investing in
                   Balanced Fund                      common stocks, preferred
                                                      stocks and bonds                          1,107,474           1,237,322


                AIM Aggressive Growth Fund            Mutual fund with an emphasis on           1,183,940           1,202,218
                                                      higher risk stocks

                Norwood Promotional Products,         8,170 shares of no par value common
                   Inc. common stock                  stock                                       141,182             124,592

                Participant loans                     Loans to participants, collateralized
                                                      by vested interest of account, interest
                                                      from 8.25% to 9.00%                               0              96,702

   *            Frost National Bank                   Cash equivalent account                      78,115              78,115
                                                                                              -----------         -----------

                                                                                              $ 3,291,173         $ 3,530,904
                                                                                              ===========         ===========

*  Person known to be a party-in-interest to the Plan.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
FORM 5500 - ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
EIN 74-2553074        PLAN NUMBER 001
DECEMBER 31, 1997


  (a)             (b)        (c)          (d)           (e)          (f)                   (g)               (h)       (i)
                                                                                 Description of Loan
                                             Amount Received                    Including Making and
            Identity and                  During Reporting Year                  Maturity Date, Interest,   Amount Overdue
              Address    Original Amount ---------------------  Unpaid Balance Rate, Collateral, and any    --------------
             of Obligor     of Loan      Principal    Interest  at End of Year   Renegotiation Terms      Principal  Interest
--------   ------------- --------------- ---------    --------  -------------- -------------------------  ---------  --------
           Diane Gilmore         $ 1,000       $ 9         $ 2           $ 991  General loan at 8.5%          $ 538      $ 34
           6014 Alpha                                                           Original date 5/15/97
           San Antonio                                                          Maturity date 6/5/98
                                                                                Has sufficient balance
                                                                                to cover loan.


*  Person known to be a party-in-interest to the Plan.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 74-2553074       PLAN NUMBER 001
YEAR ENDED DECEMBER 31, 1997


      (a)               (b)                   (c)          (d)        (e)        (f)            (g)         (h)        (i)
                                                                                                          Current
                                                                                                         Value on      Net
  Identity of     Description of          Purchase       Selling               Expense      Cost of     Transaction   Gain
Party Involved         Asset                Price         Price      Lease    Incurred       Asset          Date     (Loss)
--------------    --------------         ----------    ----------   --------  --------    -----------   -----------  ------
   N/A            Short-Term Prime       $ 1,073,617                                                    $ 1,073,617

   N/A            Short-Term Prime                     $ 1,110,808                        $ 1,110,808     1,110,808

   N/A            AIM Limited Maturity
                  Treasury Fund              148,080                                                        148,080

   N/A            AIM Limited Maturity
                  Treasury Fund                            107,233                            106,814       107,233   $   419

   N/A            PIMCO Low
                  Duration Bond Fund         155,866                                                        155,866

   N/A            PIMCO Low
                  Duration Bond Fund                        99,044                             97,129        99,044     1,915

   N/A            Dodge & Cox
                  Balanced Fund              483,460                                                        483,460

   N/A            Dodge & Cox
                  Balanced Fund                            281,174                            239,968       281,174    41,206

   N/A            AIM Aggressive
                  Growth Fund                469,945                                                        469,945

   N/A            AIM Aggressive
                  Growth Fund                              300,990                            303,318       300,990    (2,328)

   N/A            Norwood Promotional
                  Products Common Stock       98,455                                                         98,455

   N/A            Norwood Promotional
                  Products Common Stock                     40,370                             46,073        40,370    (5,703)


NOTE: ALL TRANSACTIONS REPORTED REPRESENT A SERIES OF TRANSACTIONS.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Norwood Promotional Products, Inc. Employees 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               NORWOOD PROMOTIONAL PRODUCTS, INC.
                               EMPLOYEES 401(K) PLAN

                               By:  Norwood Promotional Products, Inc.,
                                    Plan Administrator

                               By:  /s/ JAMES P. GUNNING, JR.
                                   ----------------------------------
                                        James P. Gunning, Jr.
                                        Secretary, Treasurer and
                                        Chief Financial Officer

Dated: June 26, 1998

                                INDEX TO EXHIBIT




     EXHIBIT
       NO.               DESCRIPTION
     -------             -----------
       23.1  Consent of Akin, Doherty, Klein & Feuge, P.C.
